FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated January 17, 2006 (“Telefónica Móviles and RIM Introduce the New BlackBerry 8700g in Spain")	Page No 3

Document 1

January 17, 2006

FOR IMMEDIATE RELEASE

TELEFÓNICA MÓVILES AND RIM INTRODUCE THE NEW BLACKBERRY 8700g IN SPAIN

Madrid, Spain and Waterloo, ON — Telefónica Móviles and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8700g™ in Spain. The BlackBerry 8700g features a completely re-engineered device platform that incorporates the powerful Intel PXA901 cellular processor, in addition to offering Catalan language support. The device is expected to be available in February 2006 and will be officially showcased during the 3GSM World Congress in Barcelona, February 13-16.

The BlackBerry 8700g, faster and more powerful than its predecessors, has been updated with a sleek and ergonomic design.

The BlackBerry 8700g provides best-in-class performance for email, phone, text messaging, Web browsing, organizer and corporate data applications in a lightweight, all-in-one device. A dramatically enhanced device platform, which includes an Intel PXA901 cellular processor, enables users to experience faster Web browsing, application performance and attachment viewing.

The new BlackBerry 8700g also comes equipped with Bluetooth® support for hands-free use with car kits and headsets and features increased memory (64 MB flash), BlackBerry Messenger, a built-in speakerphone, as well as a high resolution landscape QVGA (320x240) LCD screen that incorporates intelligent light sensing technology to automatically adjust both the LCD and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments.

The BlackBerry 8700g expands Movistar’s BlackBerry portfolio, which includes the BlackBerry 7230™, BlackBerry 7100g™, BlackBerry 7290™ as well as BlackBerry Connect™ services with the Nokia 9300.

Features of the BlackBerry 8700g™ include:

o Ergonomic and lightweight design
o QWERTY keyboard for rapid, easy and accurate message composition
o Very intuitive icon-based menu for fast navigation
o High resolution landscape QVGA (320x240) LCD screen
o Intelligent light sensing technology that automatically adjusts both the LCD and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments
o Increased memory: 64 MB flash
o Powerful Intel PXA901 processor, utilizing the Intel XScale®architecture, which provides users with the increased processing power needed to enjoy a rich user experience while running a variety of applications
o BlackBerry Messenger - Instant Messaging between BlackBerry users
o Global GSM coverage. Quad band: 850/900/1800/1900 MHz
o Built-in speakerphone
o Bluetooth compatible for hands-free use with car kits and headsets
o Polyphonic and MP3 ring tones.
o High-end phone features including dedicated "Send," "End" and "Mute" keys, plus user definable convenience keys
o Supports viewing of a variety of data and image files including Word, Excel and PowerPoint

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About Telefónica Móviles España

Telefónica Móviles España (www.empresa.movistar.es), the operator of Telefónica Móviles Group in the Spanish market, has 19.8 million customers –at end of September 2005- and a full range of services and applications portfolio that uses the latest mobile technologies, including UMTS. Telefónica Móviles is one of the world’s premier mobile carriers and the leader in the Spanish and Portugues-speaking markets, with operations 15 countries and more than 89 million customers worldwide(at the end of September 2005). Telefónica Móviles shares are quoted on the Spanish markets and New York Stock exchange, under the ticker symbol TEM. Movistar is the commercial brand for all the companies of the Telefónica Móviles Group around the world, except in Morocco and Brazil.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
212-771-3639
mconway@brodeur.com

Hotwire PR for RIM
Tel.: +44 (0)20 7608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 18, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller